Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN **ORIENTAL INTERNATIONAL** LIMITED
Securities and Exchange Commission File No.82-2955

31st December 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Repurchase and Cancellation of Shares
Disclosure of Interests – Substantial Shareholder

Please be informed that on 31st December 2003, MOIL has repurchased and cancelled a total of 8,536,962 ordinary shares from Mandarin Oriental Trustees Limited ("MOTL"). The shares being repurchased and cancelled relate to share options issued pursuant to MOIL's Employee Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes.

Following the above repurchase and cancellation of shares, the interest of MOTL in MOIL decreased and MOTL ceased to be a substantial shareholder of MOIL.

A copy of our announcement sent to the UK Listing Authority today reporting the above is attached for your information.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Transaction in Own Shares
Released	07:00 31 Dec 2003
Number	7501T

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")

REPURCHASE AND CANCELLATION OF SHARES

Please be advised of the following repurchase by MOIL of its own shares from Mandarin Oriental Trustees Limited, the subsidiary and trustee of the Employee Share Incentive Schemes of MOIL, effective on 31st December 2003:-

Date of repurchase	: 31st December 2003
Total number of shares repurchased	: 8,536,962 ordinary shares
Highest price paid per share	: US$1.4310
Lowest price paid per share	: US$0.5190

The shares being repurchased and cancelled relate to share options issued pursuant to MOIL's Employee Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes. The repurchase was carried out in accordance with the terms of the relevant Trust Deeds of the said Schemes as approved by the shareholders of MOIL.

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDER

Following the above repurchase and cancellation of shares, the interest of Mandarin Oriental Trustees Limited, the subsidiary and trustee of MOIL's Employee Share Incentive Schemes, decreased to below 3% of the issued share capital of MOIL and ceased to be a substantial shareholder of MOIL.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

31st December 2003

www.mandarinoriental.com

END